Fluence Energy, Inc.

4601 Fairfax Drive, Suite 600

Arlington, Virginia 22203

October 25, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:             Sherry Haywood

Geoffrey Kruczek

Re:         Fluence Energy, Inc.

Registration Statement on Form S-1 (Registration No. 333-259839)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-259839) (the “Registration Statement”) of Fluence Energy, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on October 27, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Senet S. Bischoff at (212) 906-1834 or Alison Haggerty at (212) 906-1320.

Thank you for your assistance in this matter.

Very truly yours,

Fluence Energy, Inc.

By:	/s/ Francis A. Fuselier
Name:	Francis A. Fuselier
Title:	General Counsel

cc:	Senet S. Bischoff, Latham & Watkins LLP
Alison Haggerty, Latham & Watkins LLP